

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 11, 2009

Robert K. Shearer
Senior Vice President and Chief Financial Officer
V. F. Corporation
105 Corporate Center Boulevard
Greensboro, NC 27408

> **Re:** **V. F. Corporation**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 17, 2008**
> **File No. 001-05256**

Dear Mr. Shearer:

 We have completed our review of your Form 10-K, Definitive Proxy Statement on Schedule 14A, and related correspondence and have no further comments at this time.

 Sincerely,

 John Reynolds
 Assistant Director